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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. n/a)

                        Socrates Technologies Corporation
                        ---------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   833719 10 7
                                 --------------
                                 (CUSIP Number)


                                January 21, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ]      Rule 13d-1(b)

                           [X]      Rule 13d-1(c)

                           [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

=======================     ====================================================
      CUSIP No.                               SCHEDULE 13G
=======================     ====================================================

1.       Name of Reporting Person:  Edward Ratkovich

         I.R.S. Identification No.

2.       Check the appropriate box if a Member of a Group       (a) | |

                                                                (b) | |

3.       SEC Use Only

4.       Citizenship or Place of Organization:   United States


Number of Shares       5.   Sole Voting Power:
Beneficially
Owned by Each          6.   Shared Voting Power:  507,467*
Reporting Person
With                   7.   Sole Dispositive Power:

                       8.   Shared Dispositive Power:  507,467*

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         * 507,467 shares beneficially owned as tenants in the entirety with his spouse. Prudential Securities, Inc. sold, from time to time, during December 1998 and throughout 1999 and early January 2000 an aggregate of 1,357,000 shares of the Issuer's Common Stock beneficially owned by the Reporting Person and held in a Prudential Securities, Inc. account by the Reporting Person. The shares were sold by Prudential Securities at its sole discretion to satisfy a margin loan obligation. The Reporting Person did not consent to or participate in the selling of the shares by Prudential Securities.

         The Reporting Person has entered into an agreement on December 15, 1999, with the Issuer whereby the Reporting Person would convert two loans to the Issuer to 1,291,666 shares of the Issuer's Common Stock.

         The Reporting Person also subscribed to purchase 66,667 shares of the Issuer's Common Stock on January 6, 2000, pursuant to a December 1, 1999 accredited investor private placement by the Issuer. The Reporting Person's subscription has been accepted as of January 17, 2000. When these shares are issued by the Issuer plus the shares from the conversion of the two loans referenced above, the Reporting Person would then beneficially own 1,865,800 shares, or approximately 9.0%, of the issued and outstanding shares of the Issuer's Common Stock. As of the date of this filing, the Reporting Person is not an affiliate of the Issuer.

                               Page 2 of 5 Pages

=======================     ====================================================
      CUSIP No.                               SCHEDULE 13G
=======================     ====================================================

10.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                | |

         Not Applicable.

11.      Percent of Class Represented by Amount in Row (11):  2.55%

12.      Type of Reporting Person (See Instructions):  IN


Item 1.

(a) Name of Issuer: Socrates Technologies Corporation, a Delaware corporation

(b) Address of Issuer's Principal Executive Offices: 8133 Leesburg Pike, Suite 760, Vienna, Virginia 22182.

Item 2.

         (a)      Name of Person Filing:  Edward Ratkovich

         (b)      Address of Principal Business Office or, if none, Residence:
                  1030 Delf Drive, McLean, Virginia 22101

         (c)      Citizenship: United States

         (d)      Title of Class of Securities:  Common Stock, $.01 par value

         (e)      CUSIP Number: 833719 10 7

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      | |   Broker or dealer registered under section 15 of the Act (15
               U.S.C. 78o).
(b)      | |   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)      | |   Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c).
(d)      | |   Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8).
(e)      | |   An investment advisor in accordance with
               ss.240.13d-1(b)(1)(ii)(E);
(f)      | |   An employee benefit plan or endowment fund in accordance with
               ss.240.13d-1(b)(1)(ii)(F);
(g)      | |   A parent holding company or control person in accordance with
               ss.240.13d-1(b)(1)(ii)(G);
(h)      | |   A savings association as defined in Section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);

                               Page 3 of 5 Pages

=======================     ====================================================
      CUSIP No.                               SCHEDULE 13G
=======================     ====================================================

(i)      | |   A church plan that is excluded from the definition of
               an investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-33)
(j)      | |   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

         (a)      Amount Beneficially Owned:   507,467

                  Percent of Class:  2.55%

         (c)      Number of Shares to which such person has:

                  (i)      Sole power to vote or direct the vote:

                  (ii)     Shared power to vote or direct the vote:    507,467

                  (iii)    Sole power to dispose or to direct the
                           disposition of:

                  (iv)     Shared power to dispose or to direct
                           the disposition of:                         507,467

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. See explanation in Line 9 above.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not Applicable.

                               Page 4 of 5 Pages

=======================     ====================================================
      CUSIP No.                               SCHEDULE 13G
=======================     ====================================================

Item 9.           Notice of Dissolution of the Group.

         Not Applicable.

Item 10.          Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2000

                                                  /s/ Edward Ratkovich
                                            -----------------------------------
                                                      Edward Ratkovich


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 5 of 5 Pages